U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FILE NO.

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                             OF SMALL BUSINESS USERS
                         UNDER SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                       GIFTS OF LEARNING FOUNDATION, INC.
                 (Name of Small Business Issuer in its Charter)

               FLORIDA                                      65-0423813
               -------                                      ----------
    (State or Other Jurisdication                        (I.R.S. Employer
   of Incorporation or Organization)                    Identification No.)

P.O. Box 30098 Palm Beach Gardens, FL                           33420
--------------------------------------------------------------------------------
(Address of Principal Executive Offices)                      (Zip Code)

                                  561-691-1700
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                          (Issuer's Telephone Number)

SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:
================================================================================
TITLE OF EACH CLASS                                    NAME OF EACH EXCHANGE ON
TO BE REGISTERED                                       WHICH EACH CLASS IS TO BE
                                                       REGISTERED

      N/A                                                     N/A
================================================================================

SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT
================================================================================

TITLE OF EACH CLASS TO BE REGISTERED

                          Common Stock Par Value $.001
================================================================================

                        Copies of Communications Sent to:
                             Robert C. Hackney, Esq.
                             Hackney & Miller, P.A.
                           2000 PGA Blvd., Suite 4410
                             N. Palm Beach, FL 33408
                    Telephone: 561-627-0677 Fax: 561-625-4685

                                     PART I

FORWARD-LOOKING STATEMENTS. THIS REGISTRATION STATEMENT INCLUDES "FORWARD-LOOKING STATEMENTS" WHICH REPRESENT THE COMPANY'S OBJECTIVES, EXPECTATIONS OR BELIEFS, INCLUDING BUT NOT LIMITED TO, STATEMENTS CONCERNING INDUSTRY PERFORMANCE, THE COMPANY'S OPERATIONS, ECONOMIC PERFORMANCE, FINANCIAL CONDITIONS, GROWTH STRATEGIES AND MARGINS AND GROWTH IN SALES OF THE COMPANY'S PRODUCTS. FOR THIS PURPOSE, ANY STATEMENTS CONTAINED IN THIS REGISTRATION STATEMENT THAT ARE NOT STATEMENTS OF HISTORICAL FACT MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS. WITHOUT LIMITING THE FOREGOING, WORDS SUCH AS "MAY", "WILL, "EXPECT", "BELIEVE", "ANTICIPATE", "INTEND", "PLAN", "BELIEVE", "ESTIMATE", "CONSIDER", OR SIMILAR EXPRESSIONS ARE USED.

YOU SHOULD NOT CONSTRUE ANY FORWARD-LOOKING STATEMENT AS A GUARANTEE OF FUTURE PERFORMANCE. THESE STATEMENTS INHERENTLY INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. THE COMPANY'S FUTURE RESULTS AND STOCKHOLDER VALUES WILL DIFFER FROM THOSE EXPRESSED IN THESE FORWARD-LOOKING STATEMENTS, AND THOSE VARIATIONS MAY BE MATERIAL AND ADVERSE. MANY OF THE FACTORS THAT WILL AFFECT THESE RESULTS AND VALUES ARE BEYOND OUR ABILITY TO CONTROL OR PREDICT. IN ADDITION, WE DO NOT HAVE ANY INTENTION OR OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS AFTER THIS OR OTHER CIRCUMSTANCES HAVE CAUSED STATEMENTS EXPRESSED IN THIS REGISTRATION STATEMENT TO BECOME INCORRECT OR MISLEADING.

                         ITEM 1. DESCRIPTION OF BUSINESS

The Company. Gifts of Learning Foundation, Inc. was incorporated in Florida in June, 1993, and does business under the name of Kids Golf.

Business of the Company. The Kids Golf "Drive, Pitch & Putt" is a one-day junior skills challenge free to every kid on the planet! Junior Golfers compete in three areas: driving, pitching and putting. The competition affords the opportunity to compete with other kids worldwide while attending a local golf program. The Company offers the official "Competition Kit" over the Internet at the Company's web site at http://www.kidsgolf.com. PGA and LPGA golf professionals, golf coaches, junior golf directors and parks and recreation departments worldwide can access the web site and print all the forms needed to organize a "local, on-site" competition. The Kids Golf "Drive, Pitch & Putt" revolutionizes the game of golf on a global scale because there are no entry fees and no travel expenses for the competitors. Boys and girls are entered into one of four age groups (7 & Under, 8-10, 11-14, and 15-17). Once signed up for their local one day competition, junior golfers worldwide earn scores in driving, pitching and putting. After their local competition is held, local officials send the scores to the Kids Golf headquarters where they are ranked and posted on the Kids Golf Scoreboard which is accessed via the Kids Golf website. By using a patent pending scoring system known

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as Kids Slant(TM) scores are tabulated by taking into account adverse weather conditions, such as wet playing areas and prevailing winds, and creates ideal playing conditions worldwide. Kids Slant(TM) creates a fair competition for all participants. At the end of the program period, April through September, the kids posting the `best' scores in each of the age groups win the Kids Golf "Drive, Pitch & Putt" World Championship. The top three winners in each age group receive a championship trophy and 7th - 10th place winners receive a certificate announcing them as a Kids Golf "Drive, Pitch & Putt" Worldwide Finalist. The top 10 winners in each category are displayed on the Kids Golf Scoreboard. Junior golf program directors can purchase trophies, equipment and apparel for their local winners and competitors through the Kids Golf Pro Shop on the company web site at http://www.kidsgolf.com. All purchasing can be done directly on-line and is completely secure and easy for the customer. A portion of all proceeds from the Pro Shop sales go to the Kids Golf Scholarship Fund. Kids Golf awards $1,000 scholarships to deserving students worldwide.

Assets of the Company. Kids Golf believes that the key factor ensuring its long-term financial success is its ability to attract corporate America as both a sponsor and a partner. Another important ingredient for success is the ability of Kids Golf to attract parents, kids and golf professionals worldwide to its web site. This large volume of traffic to the Kids Golf web site will ensure high product sales, as well as offering attractive advertising opportunities to corporate America. Kids Golf has many assets that will ensure its prominence and success in the marketplace:

Jack Nicklaus, Honorary Chairman - Jack Nicklaus, who has been labeled Golfer of the Century, is the Honorary Chairman of Kids Golf and has appeared in television commercials and promotional materials for the program since its inception in 1993. His presence lends credibility to the program and has attracted many program directors and kids to participate.

Strategic Alliances - Kids Golf is rapidly distinguishing itself as a leader in the world of junior golf and is the official competition of several national organizations. A partial list of strategic alliances includes:

         o        Police Athletic Leagues (1.5 million chapters worldwide)

         o National Association of Junior Golfers (membership of 4,000 junior golf program directors and 800,000 junior golfers)

         o National Alliance of Youth Sports (250 chapters of its Hook a Kid on Golf program)

         o        Minority Golf Association of America

         o        Boys and Girls Clubs of America

         o        Parks and Recreation Departments

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All of these organizations have multiple chapters around the country committed to holding the competition and buying product.

Intellectual Property- Kids Golf owns valuable intellectual property which establishes its dominance as an industry leader and innovator:

         o Kids Slant(TM), a patent pending scoring system that takes into account adverse weather conditions, thereby creating ideal playing conditions for all competitors.

         o Kids Slant(TM) creates the first sporting competition ever to use and identify the Internet as an evaluative tool for sporting competitions.

         o Worldwide databases of golf directors and golf courses, junior golfers, and local chapters of several national organizations.

         o        The trademark "Kids Golf" and design.

         o        The Kids Golf globe logo in international colors.

         o A total of six (6) Kids Golf and "Drive, Pitch & Putt" trademarks are pending.

Kids Golf vigorously defends its intellectual property and will pursue all legal action necessary to do so.

As general policy, the Company files domestic and foreign patent applications to protect the Company's technological position and new product development. The Company intends to continue to apply wherever necessary to protect its patents in countries in which it operates. Although the Company believes that the patents provide some competitive advantage and market protection, the Company's success depends primarily upon its proprietary know-how, innovative skills, technical competence and marketing abilities. Furthermore, there is no assurance that these patents will not be challenged, invalidated or circumvented in the future. The Company plans to apply for additional patents for future products but the Company's applications may not be granted and any new products developed by the Company may not be patentable. Because the majority of the Company's business is based on intellectual capital and inventory and distribution functions are outsourced, the Company has been able to control costs and expenses. With new marketing and advertising alliances, the Company believes it will increase sales so it will break-even in the near future.

Products. The Company sells an entire line of trophies, equipment and apparel to reward competitors and participants on a global scale. Participant certificates and promotional banners are also available. All Kids Golf products are adorned with the colorful Kids Golf logo that kids find attractive. Prices are very competitive and the Company's research suggests that junior golf programs already have funds allocated toward trophies

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and apparel for kids in their program. Also, Kids Golf products can be customized and co-branded to promote sponsors or organizations.

Distribution. Customers place product orders directly on-line through the Kids Golf Pro Shop at http://www.kidsgolf.com. The Pro Shop is a Yahoo! Internet store. Ordering is secure and confidential. Kids Golf is notified immediately by e- mail when an order is placed. CardService International captures the credit card funds and approves all transactions. Manhattan Trophies warehouses and fulfills all trophy orders and ships them directly to the customer. Monark Monograms warehouses and fulfills all apparel orders and ships them directly to the customer.

Competition. Management of the Company believes that it has no "true" competitors. While there are junior golf skills challenges in America (Golf Channel's "Drive, Chip and Putt", and the National Junior's "Putt, Pitch & Drive" are two examples), none of these use the Internet as both an evaluative tool for participants and the means for distributing a "Competition Kit" to golf program directors. The other junior skills challenges are "tiered" and require participants to compete in regional, super-regional, and national competitions to receive national rankings. The participants must travel to these various competitions and generally incur all related travel expenses. None of these junior skills challenges are worldwide.

Employees. Currently the Company employs 1 full-time and 1 part-time employee. It anticipates increasing the staff with 2 new employees during the year 2000.

Key Employees.  The Company's key employee is A. James Mallamo.

Reports to Security Holders. Once this Registration Statement becomes effective, the Company will become a reporting company with the Securities and Exchange Commission ("SEC"), and will thereafter provide an annual report to its security holders, which will include audited financial statements. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov. The Company currently maintains its own Internet address at http://www.kidsgolf.com.

Industry Overview. According to the National Golf Foundation, and independent industry source, there are three million junior golfers in the U.S. This figure represents a 22% increase in the last two years. Junior golf is the fastest growing segment of the golf community. Furthermore, these juniors represent a very attractive segment of the population; the average household income of a family with a junior golfer is $71,250. Independent industry sources state that the number of junior golf programs grows by 20%

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annually. While these figures are impressive, only 10% of the 51 million juniors in America today play golf. Thus, there is great growth opportunity in this market.

The Company estimates that the Kids Golf "Drive, Pitch & Putt" competition will attract 250,000 participants by the year 2001, making it the world's largest junior golf program. The ability to attract families of a high socioeconomic status on a global scale for relatively low operating expense makes Kids Golf the perfect partner to corporate America. The program will attract parents, kids, junior golf coaches and program directors everywhere to the Company's web site, generating corporate sponsorship sales, and maximizing sales of Kids Golf products worldwide on the Internet.

The Internet is an increasingly significant global medium for communications, information and commerce. International Data Corporation estimates that the number of web users grew to approximately 70 million by the end of 1997 and will grow to approximately 320 million by 2002. The Company believes that the growth in internet usage has resulted from a number of factors, including the large and growing installed base of PCs in the workplace and home, advances in the performance and speed of PCs and modems, improvements in network infrastructure, easier and cheaper access to the Internet and increased awareness of the Internet among businesses and consumers.

Kids Golf believes that a significant opportunity exists for the retailing of its merchandise on the Internet, while affording junior golfers worldwide the opportunity to compete in a major competition for free without leaving their hometown. Using the Internet as both an evaluative tool, and the means for distributing the program to junior golf directors, provides a unique opportunity for reaching customers while keeping overhead costs low.

Analysis. Using the Internet to make the competition available free to everyone, as well as the evaluative tool for ranking competitors worldwide, offers many advantages over the traditional venues for golf competitions. Merchandise retailing via the Internet offers many advantages to both businesses and customers when compared to traditional methods of retailing. Internet-based companies can offer their customers the convenience of 24 hours a day, seven day a week service. Kids Golf can serve international youth competitors, and pursue international product sales without significant operating cost.

            ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS OF THE COMPANY AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS REGISTRATION STATEMENT. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSION CONTAINED IN THIS REGISTRATION STATEMENT CONTAINS "FORWARD-LOOKING STATEMENTS" THAT INVOLVE RISK AND UNCERTAINTIES. THESE STATEMENTS MAY BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "BELIEVES," "EXPECTS,"

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"MAY," "WILL," "SHOULD" OR "ANTICIPATES" OR THE NEGATIVE THEREOF OR SIMILAR
EXPRESSIONS OR BY DISCUSSIONS OF STRATEGY. THE CAUTIONARY STATEMENTS MADE IN THIS REGISTRATION STATEMENT SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS REGISTRATION STATEMENT. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THIS REGISTRATION STATEMENT. IMPORTANT FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED UNDER THE CAPTION ENTITLED "RISK FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE HEREIN.

OVERVIEW

As it seeks to expand aggressively, the Company believes that its operating expenses will significantly increase as a result of its financial commitments to the on-going development of, and improvements to its web site, as well as its future strategic relationships with junior golf professionals worldwide, and the development of new marketing channels.

Strategy. The objective of the Kids Golf "Drive, Pitch & Putt" competition is to create the world's largest junior golf program. This will attract program directors, parents, and kids around the world to the Company's web site; generate corporate sponsorship sales and advertising; and maximize sales of Kids Golf products on the Internet worldwide.

Kids Golf's strategy to achieve its objective includes:

The Kids Golf "Drive, Pitch & Putt" Competition. The "Drive, Pitch & Putt" competition will encourage children everywhere to participate because it is free to all kids worldwide. Kids Golf believes it will capture a large market share of the world of junior golf because no other competition has:
         1. Worldwide participation with no travel expenses.
         2. No entry fees for competitors or program directors.
         3. Appeal to beginners to the sport as well as accomplished golfers.
         4. A "turnkey" program to enhance existing junior golf programs.

The Kids Golf Internet Web Site. The Kids Golf web site at http://www.kidsgolf.com is the Company's main marketing tool. The site is state-of-the-art and attracts parents, children, and other companies by its cutting edge graphics and design. The Company has ensured that their web site is highly placed on all major search engines both foreign and domestic. Searching by the key words "junior golf", "kids golf ", or "Drive Pitch Putt" will bring up the Kids Golf web site in a top five position on most major portals. The Kids Golf Scoreboard will increase the number of unique impressions on the site dramatically as parents and children visit the scoreboard to check the scores of all kids who participate in the Kids Golf "Drive, Pitch & Putt" competition. The Kids Golf web site has special feature sections such as photo albums from special events, and sub-

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sections for large organizations where their children can go to their own home page and see how they compete with their peers in their organization, as well as kids around the world. Also these special sections will draw traffic and attention to the Kids Golf web site.

Kids Golf Product Sales on the Internet. The Kids Golf Pro Shop at http://www.kidsgolf.com, offering a complete line of Kids Golf products on the Internet, will enjoy an important advantage over the competition: A web site attracting numerous "hits" daily as parents and children worldwide visit the site to check the Kids Golf Scoreboard and print the Competition Kit. Given the number of children who play golf worldwide, there is great income potential from product sales.

Pro Shop. Kids Golf strives to make the online "Pro Shop" a complete outlet for golf products for the junior golfer. The store is designed to be easy to use and to enable the ordering process to be completed with a minimum of customer effort. Customers enter the store through either the Kids Golf web site at http://www.kidsgolf.com, or through the Yahoo! shopping mall.

Merchandising. Kids Golf believes that its ability to offer its product line of branded clothing and accessories with the Kids Golf multi-colored, modern logo has a significant competitive advantage. The attraction of the skills challenge, along with the awards and apparel to enhance the competition, make the merchandising truly unique. Offering a free competition on the Internet draws people to the Kids Golf web site and, consequently, the Pro Shop. Marketing in this manner has the advantage of attraction rather than promotion to the customers.

Purchasing. In paying for orders, customers may use credit cards, personal checks or money orders. For convenience, Kids Golf enables customers the option to store credit card information on the Company's secure server, thereby avoiding the need to re-enter this information when making future purchases. Customers are offered a variety of shipping options, including overnight delivery. The Company offers a money-back return policy. Customers can custom order Kids Golf products with their own logo in addition to the Kids Golf logo. This is very attractive option for corporate sponsors and large organizations.

Distribution and Fulfillment. Kids Golf's inventory is owned and held by outside vendors and shipped directly from the vendors to customers. The Company will continue to seek additional vendors in order to provide high-quality products and efficient order fulfillment.

Multilingual Capabilities. Kids Golf plans to offer foreign language versions of its web site that contain translations of account registration and ordering instructions, and will support its international sales efforts with customer service representatives fluent in these languages.

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Kids Golf Corporate Sponsorship Sales. Because the Kids Golf "Drive, Pitch &
Putt" competition is free to all kids worldwide, it offers corporate America the ideal sponsorship opportunity to enhance image, good will and product sales. The Company will continue to develop promotional and sponsorship alliances.

Intellectual Property. The Company has valuable intellectual property that establishes its prominence as an industry leader and innovator. Kids Golf will finalize all legal proceedings regarding its patents and trademarks and initiate any legal action necessary to protect them.

Marketing and Promotion. The Kids Golf marketing and promotion strategy is designed to broaden awareness of the Kids Golf "Drive, Pitch & Putt" competition and the Kids Golf brand of products, increase customer traffic to the Company's web site, and encourage new and repeat purchases. Kids Golf utilizes multiple channels to market and promote its brand, including strategic alliances, online and traditional advertising, and direct marketing. Kids Golf believes that the use of multiple marketing channels reduces reliance on any one source of customers, maximizes brand awareness and lowers average customer acquisition cost.

Strategic Alliances. Kids Golf believes that strategic alliances with industry leaders can be a significant source of new customers. Kids Golf has formed a variety of strategic agreements and contractual relationships with the following industry leading companies that promote the Company, and provide critical services to the Company to maintain its status as a world-class Internet-based electronic commerce enabled business:

Jack Nicklaus, Honorary Chairman. Jack Nicklaus and Golden Bear Golf, Inc. have supported Kids Golf since its inception in 1993. Mr. Nicklaus continues to help promote the Company by allowing his name, likeness and testimonials to be used in a variety of television and print advertisements.

National Junior Golf Organizations. Kids Golf is very attractive to several national organizations because it enhances their program. These organizations use their own marketing sources (newsletters, direct mailings, press releases, etc) to promote their alliance with Kids Golf because the partnership enhances our mutual credibility, visibility, and goodwill. These alliances provide Kids Golf with free marketing and promotion to large groups of program directors and junior golfers, as well as a large customer base. A partial list of these organization is: National Police Athletic Leagues, the National Association of Junior Golfers, The National Alliance of Youth Sports, The Boys and Girls Clubs of America, the Minority Golf Association of America, and Parks and Recreation Departments nationwide.

Yahoo Store. Kids Golf is registered as a Yahoo Store Merchant. When consumers enter the Kids Golf Pro Shop to look for and purchase golf clothing and accessories, they are automatically linked into the Yahoo Store site. In addition, consumers accessing the Yahoo shopping mall directly can be linked to the Kids Golf web site by entering words

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such as Kids Golf, golf, golf clothing, etc. The Yahoo Store is one of the largest shopping sites on the web with thousands of merchants.

CardService International. Kids Golf will be utilizing Cardservice's software and services on its Internet Pro Shop (http://www.kidsgolf.com) to provide the most advanced and secure transaction service on the Internet. Cardservice is one of the world's leading providers of secure electronic commerce payment technologies.

Venue Advertising. The Company has retained Venue, Inc. to place all advertising and marketing campaigns. Venue is a full service advertising and marketing firm with international capabilities.

Timeline Communications. Timeline Communications is a web design firm in Florida. They house and maintain the Kids Golf web site and produce all graphics, layout, and design. They use "cutting edge" graphics to attract customers and sponsors to the Kids Golf web site. The innovative design of the Kids Golf web site is a marketing tool in itself and it helps promote the Company's image.

Trade Shows. The Company uses golf trade shows to create awareness of its program. Kids Golf creates large, colorful displays for these trade shows that include a product display and a multimedia presentation. The Company hires experienced hosts to help explain the program and the products to customers and program directors.

Direct Mailings. The Company sends a colorful brochure explaining its program to junior golf directors worldwide utilizing several large databases.

Press and Publications. The Company advertises in several national magazines. In addition, many publications feature stories about Kids Golf free of charge because of the novelty and newsworthiness of the program. Kids Golf sends out press releases on a regular basis to inform the press of special events and current news. The company has an attractive press package.

Web Site Cross-Links. The Kids Golf web site tries to be colorful and exciting and is a popular cross-link to several golf sites nationwide. This helps drive new traffic to the Company's web site. The Company also monitors popular Internet search engines on a regular basis to ensure prominent placement.

Special Events. The Company participates in selected high profile special events. These events increase the Company's visibility and goodwill while providing heavy media coverage and unique marketing opportunities. A few examples include the MGAA's Kids Day at the 1999 U.S. Open and the First Tee/ Tiger Woods clinic that culminated in a Kids Golf "Drive, Pitch & Putt" competition in San Francisco.

Distribution and Fulfillment. Kids Golf currently does not carry any inventory and relies exclusively on third party vendors for distribution and fulfillment. The Company believes that this distribution strategy allows it to offer extensive selection while avoiding

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the high fixed costs and capital requirements associated with owning and warehousing product inventory. In the future, however, as sales increase, the Company may find that it is more cost effective to maintain its own inventory and handle distribution and fulfillment inhouse.

Kids Golf has used primarily Monark Monograms, Manhattan Trophies, and Ivy Art to fulfill its customer orders.

RESULTS OF OPERATIONS

Three months ended March 31, 2000 Compared to Three months ended March 31, 1999

Revenues. The Company had virtually no revenues during either period.

Operating Expenses. Operating expenses totaled $187,179 for the three months ended March 31, 200, a decrease of 56.5% from $430,206 for the three months ended March 31, 1999. This decrease was due to a decrease from $265,000 to $30,987 in the category of stock issued for consulting fees. In addition, General and Administrative expenses decreased from $108,351 to $81,859. Since the Company was in an organizational stage during early 1999, it is anticipated that stock issued for consulting fees will not be a recurring expense.

Liquidity and Capital Resources. At March 31, 2000, the Company had cash balances totaling $11,563 compared to a cash balance of $144,657 as of December 31, 1999.

The Company's primary liquidity needs are to pay general and administrative expenses, funding continuing web site design and development expenses, and marketing. Historically, the Company has funded its operations through shareholder loans, bank borrowings, and the sale of common stock.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Revenues. Revenues decreased by 77.3% to $1,877 for the year ended December 31, 1999 compared to $8,151 for the year ended December 31, 1998. The Company views this decrease as nonmaterial since it was in the development stage and revenue levels were not significant for either year.

Operating Expenses. Operating expenses totaled $1,355,101 for the year ended December 31, 1999 an increase of 1151% from $108,313 for the year ended December 31, 1998. The increase in operating expenses during the current year was primarily attributable to the costs associated with additional employees and related general and administrative expenses, increased costs of marketing, and stock issued as consulting fees.

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Liquidity and Capital Resources. At December 31, 1999, the Company had cash balances totaling $144,657.

The Company's primary liquidity needs are to pay general and administrative expenses, funding continuing web site design and development expenses, and marketing. Historically, the Company has funded its operations through shareholder loans, bank borrowings, and the sale of common stock.

Access to future capital

The Company ability to access borrowings and generate investments in the company and to meet its debt service and other obligations will be dependent upon its future performance and its cash flows from operations, which will be subject to financial, business and other factors, certain of which are beyond the Company's control, such as prevailing economic conditions. The Company cannot assure you that, in the event it was to require additional financing, such additional financing would be available on terms permitted by agreements relating to existing indebtedness or otherwise satisfactory to it. The Company believes that funds generated by its operations will not be sufficient to finance estimated capital expenditure requirements and to fund its existing operations and that additional capital will be required.

                         ITEM 3. DESCRIPTION OF PROPERTY

Facilities. The Company's administrative offices are located at 356 Golfview Road in Palm Beach Gardens, Florida. The lease on these premises has expired and we are now leasing on a month-to-month basis. Kids Golf plans to expand its staff and office space in late 2000, to meet its growth requirements.

The Company owns all computer equipment and software necessary to operate an Internet based business. The Company carries sufficient insurance coverage on the property and all computers.

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             ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

The following table sets forth the number of shares of Kids Golf's common stock, beneficially owned as of December 31, 1999, and as adjusted to reflect the sale of all Common Stock hereby offered by the Company by (i) owners of more than 10% of the Company's Common Stock; (ii) each director of the Company; and (iii) all executive officers and directors of the Company as a group.


Name and Address of Beneficial Owner  Number of  Shares of Common  Stock  Percentage of Beneficial Ownership
                                      Beneficially Owned
------------------------------------- ----------------------------------- -----------------------------------
A. James Mallamo                      7,500,000*                          64.5 %
12553 Woodmill Drive
Palm Beach Gardens, FL  33418

Stephen P. Rowe                       2,500,000                           21.5 %
9266 Sable Ridge Circle
Boca Raton, FL  33428

All executive officers
and directors of the
Company as a group.                   7,500,000*                          64.5 %

* 1,000,000 shares are held by Mallamo Family Limited Partnerships, a Nevada Limited Partnership established for Estate Planning Purposes; and 6,500,000 shares are held by Mallamo International, LLC, a Nevis Limited Liability Company.

Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c ) of Regulation S-B.

                ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                               AND CONTROL PERSONS

As of the date of this Filing, the following sets forth the following information regarding the key management of the Company.


Name                                  Age                                 Position with the Company
------------------------------------- ----------------------------------- -----------------------------------
A. James Mallamo                      52                                  President, Chief Executive
                                                                          Officer, and Director

Biography Information on Director and Executive Officer:

A. James Mallamo. Mr. Mallamo has been a Director of the Company since its inception in June 1993. Prior to taking on the full-time responsibilities of President in January 1996, he was employed as Director of Special Projects for WPTV-TV, the NBC television affiliate in West Palm Beach, Florida, from January, 1982, to December, 1995. Mr. Mallamo also worked as a Financial Consultant for Merrill Lynch in Palm Beach Gardens, Florida during 1998. Since December of 1998, he has been full-time President, Chief Executive Officer and Director of the Company. Mr. Mallamo earned a Bachelor of Science Degree in Business Administration from Fairmont State College in West Virginia.

                         ITEM 6. EXECUTIVE COMPENSATION

For the last completed fiscal year, A. James Mallamo, who served as President in 1999, received $60,000 in compensation.

             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no transactions between the Company and any director, officer or large shareholder, or any party related thereto.

                        ITEM 8. DESCRIPTION OF SECURITIES

Common Stock

General

The authorized capital of the Company consists of 15,000,000 shares of common stock, $0.001 par value. There are currently 11,620,000 shares of common stock issued and outstanding.

Voting Rights.

The holders of shares of common stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of common stock holding, in the aggregate, more than fifty percent (50%) of the total voting rights can elect all the directors of the Company.

Miscellaneous Rights and Provisions.

Holders of common stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the dissolution, whether voluntary or involuntary, of Kids Golf, each share of common stock is entitled to share ratably in any assets available for distribution to holders of the equity of the Company after satisfaction of all liabilities and payment of the applicable liquidation preference of any outstanding shares of preferred stock.

                                     PART II

                  ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE
                   COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market Information.

Currently the Company's equity is not publicly traded.

Holders.

As of June 30, 2000 the Company has a total of 59 holders of its common stock.

Dividend Policy.

The holders of common stock are entitled to receive ratably such dividends when, as and if declared by the board of directors out of funds legally available therefore. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock.

Kids Golf has not paid dividends on its common stock. The payment by the Company of future dividends, if any, is within the discretion of the board of directors and will depend upon the Company's earnings, if any, its capital requirements and financial condition, as well as other relevant factors. Kids Golf does not intend to declare any dividends on its common stock in the foreseeable future, but instead intends to retain all earnings, if any, for advertising, marketing, development and expansion of its business operations.

                            ITEM 2. LEGAL PROCEEDINGS

From time-to-time, Kids Golf may be involved in litigation relating to claims arising out of its ordinary course of business. There are no legal actions pending against the Company nor are any such legal actions contemplated.

              ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with the Company's accountants since the formation of the Company pursuant to Item 304 of Regulations S-B.

                 ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
                               AND USE OF PROCEEDS

From November 8, 1998 through April 6, 1999, the Company issued 1,000,000 shares of it's common stock to a total of 57 individuals in an offering exempt from registration under Rule 504 of Regulation D promulgated pursuant to the Securities Act of 1933. The proceeds from the sale of these securities were used to operate the Company during this same time period.

                ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Limitations of Liability of Directors. The Florida Business Corporation Act eliminates the personal liability of Kids Golf's directors to the Company and its shareholders for monetary damages as a result of a breach of fiduciary duty with certain exceptions. Such a provision makes it more difficult to assert a claim and obtain damages from a director in the event of breach of his fiduciary duty.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

PART F/S

                       GIFTS OF LEARNING FOUNDATION, INC.
                                 d/b/a KIDS GOLF
                        (A Development Stage Enterprise)

                          INDEX TO FINANCIAL STATEMENTS

                                                                  PAGE
                                                                  ----
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                 F-1

FINANCIAL STATEMENTS

   Balance Sheet                                                   F-2

   Statements of Operations                                        F-3

   Statements of Stockholders' Equity (Deficiency)                 F-4

   Statements of Cash Flows                                        F-5

   Notes to Financial Statements                               F-6 - F-13

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Gifts of Learning Foundation, Inc. d/b/a Kids Golf
Fort Lauderdale, Florida

We have audited the accompanying balance sheet of Gifts of Learning Foundation, Inc. d/b/a Kids Golf (a development stage enterprise) as of December 31, 1999, and the related statements of operations, and cash flows for each of the two years then ended, and the related statement of stockholders' equity (deficiency) for period June 16, 1993 to December 31, 1993 and each of the six years ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gifts of Learning Foundation, Inc. d/b/a Kids Golf as of December 31, 1999, and the results of its operations and its cash flows for each of the two years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company is subject to certain risks and uncertainties, which raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The accompanying balance sheet of Gifts of Learning Foundation, Inc. d/b/a Kids Golf as of March 31, 2000, and the related consolidated statements of operations, stockholders' deficiency, and cash flows for the three months ended March 31, 2000 and 1999 were not audited by us, and, accordingly, we do not express an opinion or any other form of assurance on them.

                            RACHLIN COHEN & HOLTZ LLP

Fort Lauderdale, Florida
June 7, 2000

                       GIFTS OF LEARNING FOUNDATION, INC.
                                d/b/a KIDS GOLF

                        (A Development Stage Enterprise)

                                 BALANCE SHEETS

                                                                       March 31,     December 31,
                                     ASSETS                              2000            1999
                                                                      -----------     -----------
                                                                      (Unaudited)
Current Assets:
    Cash                                                              $    11,563     $   144,657
    Prepaid licensing fees                                                  6,000           8,000
    Other current assets                                                    4,450          10,905
                                                                      -----------     -----------
       Total current assets                                                22,013         163,562

Property and Equipment                                                      1,726           1,867

Web Site Design Costs                                                      31,321          37,585
                                                                      -----------     -----------
       Total assets                                                   $    55,060     $   203,014
                                                                      ===========     ===========

                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current Liabilities:
    Accounts payable                                                  $    26,865     $    20,074
    Accrued expenses                                                       68,025          57,758
    Stockholder loans payable                                                  12           3,120
                                                                      -----------     -----------
       Total current liabilities                                           94,902          80,952
                                                                      -----------     -----------
Commitments and Contingencies                                                  --              --

Stockholders' Equity (Deficiency):
    Common stock, $.001 par value; 15,000,000 shares authorized;
       issued and outstanding, 11,620,000 shares at March 31, 2000
       (unaudited) and 11,595,000 shares at December 31, 1999              11,620          11,595
    Additional paid-in capital                                          1,609,380       1,584,405
    Deficit accumulated during the development stage                   (1,660,842)     (1,473,938)
                                                                      -----------     -----------
       Total stockholders' equity (deficiency)                            (39,842)        122,062
                                                                      -----------     -----------
       Total liabilities and stockholders' equity (deficiency)        $    55,060     $   203,014
                                                                      ===========     ===========

                       See notes to financial statements.

                       GIFTS OF LEARNING FOUNDATION, INC.
                                 d/b/a KIDS GOLF
                        (A Development Stage Enterprise)

                            STATEMENTS OF OPERATIONS

                                                                                                          June 16, 1993
                                            Three Months Ended                    Year Ended              (Inception) to
                                                 March 31,                        December 31,               March 31,
                                           2000             1999             1999             1998             2000
                                       ------------     ------------     ------------     ------------     ------------
                                       (Unaudited)      (Unaudited)                                         (Unaudited)
Revenue                                $        113     $         --     $      1,877     $      8,151     $     39,308
                                       ------------     ------------     ------------     ------------     ------------
Costs and Expenses:
    Salaries                                 62,633           25,609          167,236               --          229,869
    Marketing and promotion                  11,700           31,246          123,630            2,832          166,940
    Stock issued as consulting fees          25,000          265,000          595,000               --          620,000
    General and administrative               87,846          108,351          471,112          113,632          691,800
                                       ------------     ------------     ------------     ------------     ------------
                                            187,179          430,206        1,356,978          116,464        1,708,609
                                       ------------     ------------     ------------     ------------     ------------
Operating Loss                             (187,066)        (430,206)      (1,355,101)        (108,313)      (1,669,301)

Interest Income                                 162               --            8,297               --            8,459
                                       ------------     ------------     ------------     ------------     ------------
Net Loss                               $   (186,904)    $   (430,206)    $ (1,346,804)    $   (108,313)    $ (1,660,842)
                                       ============     ============     ============     ============     ============
Loss Per Common Share                  $      (0.02)    $      (0.04)    $      (0.12)    $      (0.01)
                                       ============     ============     ============     ============
Weighted Average Shares Outstanding      11,616,400       10,435,312       11,270,384       10,020,731
                                       ============     ============     ============     ============

                       See notes to financial statements.

                        GIFT OF LEARNING FOUNDATION, INC.
                                 d/b/a KIDS GOLF
                        (A Development Stage Enterprise)

                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                                                                        Deficit
                                                                                                      Accumulated
                                                                                       Additional     During the
                                                                Common Stock             Paid-In      Development
                                                            Shares        Amount         Capital          Stage           Total
                                                         -----------    -----------    -----------     -----------     -----------
Inception (June 16, 1993) to December 31, 1993:
   Issuance of founders' shares ($.001 per share)         10,000,000    $    10,000    $    (9,000)    $        --     $     1,000
   Net loss                                                       --             --             --            (555)           (555)
                                                         -----------    -----------    -----------     -----------     -----------
Balance, December 31, 1993                                10,000,000         10,000         (9,000)           (555)            445

Year Ended December 31, 1994:
   Net loss                                                       --             --             --            (314)           (314)
                                                         -----------    -----------    -----------     -----------     -----------
Balance, December 31, 1994                                10,000,000         10,000         (9,000)           (869)            131

Year Ended December 31, 1995:
   Net income                                                     --             --             --             712             712
                                                         -----------    -----------    -----------     -----------     -----------
Balance, December 31, 1995                                10,000,000         10,000         (9,000)           (157)            843

Year Ended December 31, 1996:
   Net loss                                                       --             --             --         (18,337)        (18,337)
                                                         -----------    -----------    -----------     -----------     -----------
Balance, December 31, 1996                                10,000,000         10,000         (9,000)        (18,494)        (17,494)

Year Ended December 31, 1997:
   Net loss                                                       --             --             --            (327)           (327)
                                                         -----------    -----------    -----------     -----------     -----------
Balance, December 31, 1997                                10,000,000         10,000         (9,000)        (18,821)        (17,821)

Year Ended December 31, 1998:
   Sale of common stock ($1 per share)                       187,000            187        186,813              --         187,000
   Net loss                                                       --             --             --        (108,313)       (108,313)
                                                         -----------    -----------    -----------     -----------     -----------
Balance, December 31, 1998                                10,187,000         10,187        177,813        (127,134)         60,866

Year Ended December 31, 1999:
   Sale of common stock ($1 per share)                       813,000            813        812,187              --         813,000
   Issuance of common stock for services ($1 per share)      595,000            595        594,405              --         595,000
   Net loss                                                       --             --             --      (1,346,804)     (1,346,804)
                                                         -----------    -----------    -----------     -----------     -----------
Balance, December 31, 1999                                11,595,000         11,595      1,584,405      (1,473,938)        122,062

Three Months Ended March 31, 2000 (Unaudited):
   Issuance of common stock for services ($1 per share)       25,000             25         24,975              --          25,000
   Net loss                                                       --             --             --        (186,904)       (186,904)
                                                         -----------    -----------    -----------     -----------     -----------
Balance, March 31, 2000 (Unaudited)                       11,620,000    $    11,620    $ 1,609,380     $(1,660,842)    $   (39,842)
                                                         ===========    ===========    ===========     ===========     ===========

                       See notes to financial statements.

                        GIFT OF LEARNING FOUNDATION, INC.
                                 d/b/a KIDS GOLF
                        (A Development Stage Enterprise)

                            STATEMENTS OF CASH FLOWS

                                                                                                                    June 16, 1993
                                                          Three Months Ended                  Year Ended            (Inception) to
                                                               March 31,                      December 31,              March 31,
                                                          2000           1999            1999             1998            2000
                                                      -----------     -----------     -----------     -----------     -----------
                                                      (Unaudited)     (Unaudited)                                     (Unaudited)
Cash Flows from Operating Activities:
    Net loss                                          $  (186,904)    $  (430,206)    $(1,346,804)    $  (108,313)    $(1,660,842)
    Adjustments to reconcile net loss to net cash
      used in operating activities:
      Common stock issued for services                     25,000         265,000         595,000              --         620,000
      Depreciation and amortization                         6,405              --          12,775              --          19,180
      Changes in operating assets and liabilities:
         Increase (decrease) in other assets                8,455              --         (18,905)             --         (10,450)
         Increase in accounts payable                       6,791           3,243          14,227           5,960          26,865
         Increase in accrued expenses                      10,267              --          57,758              --          68,025
                                                      -----------     -----------     -----------     -----------     -----------
            Net cash used in operating activities        (129,986)       (161,963)       (685,949)       (102,353)       (937,222)
                                                      -----------     -----------     -----------     -----------     -----------
Cash Flows from Investing Activities:
    Expenditures for web site design costs                     --              --         (50,114)             --         (50,114)
    Expenditures for property and equipment                    --              --          (2,113)             --          (2,113)
                                                      -----------     -----------     -----------     -----------     -----------
            Net cash used in investing activities              --              --         (52,227)             --         (52,227)
                                                      -----------     -----------     -----------     -----------     -----------
Cash Flows from Financing Activities:
    Proceeds from sale of common stock                         --         319,500         813,000         187,000       1,000,000
    Proceeds from stockholder loans                            --              --          54,465           8,460          94,670
    Payment of stockholder loans                           (3,108)         (5,650)        (55,552)        (22,253)        (93,658)
                                                      -----------     -----------     -----------     -----------     -----------
            Net cash provided by (used in)
               financing activities                        (3,108)        313,850         811,913         173,207       1,001,012
                                                      -----------     -----------     -----------     -----------     -----------
Net Increase (Decrease) in Cash                          (133,094)        151,887          73,737          70,854          11,563

Cash, Beginning                                           144,657          70,920          70,920              66              --
                                                      -----------     -----------     -----------     -----------     -----------
Cash, Ending                                          $    11,563     $   222,807     $   144,657     $    70,920     $    11,563
                                                      ===========     ===========     ===========     ===========     ===========

                       See notes to financial statements.

                       GIFTS OF LEARNING FOUNDATION, INC.
                                 d/b/a KIDS GOLF
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization and Capitalization

               Gifts of Learning Foundation, Inc. d/b/a Kids Golf ("the Company"), a Florida corporation, was incorporated on June 16, 1993.

               The Company's Articles of Incorporation initially authorized the Company to issue and have outstanding at any one time 1,000 shares of common stock, par value $1.00 per share. On December 2, 1998, the Company filed amended Articles of Incorporation to increase the authorized shares to 15,000,000 and change the par value to $.001. In November 1998, the Company effected a 10,000 for 1 stock split. These transactions have been given retroactive effect in these financial statements.

         Business

               The Company is an Internet marketing company that advertises and promotes Drive, Pitch and Putt competitions worldwide via an e-commerce site. The Company sells a line of trophies and golf apparel to the sites that host the competitions.

         Unaudited Financial Information

               The accompanying financial statements as of March 31, 2000 and for the three months ended March 31, 2000 and 1999 and cumulative from inception are unaudited. However, in the opinion of management, such financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of financial position, results of operations and cash flows for such periods. Results of interim periods are not necessarily indicative of results to be expected for an entire year.

         Use of Estimates

               The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the balance sheet and operations for the period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

         Concentrations of Credit Risk

               Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash.

                       GIFTS OF LEARNING FOUNDATION, INC.
                                 d/b/a KIDS GOLF
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Concentrations of Credit Risk (Continued)

               From time to time during the year, the Company had deposits in financial institutions in excess of the federally insured limits. At December 31, 1999, the Company had deposits of approximately $54,000 in excess of federally insured limits. The Company maintains its cash with high quality financial institutions, which the Company believes limits these risks.

         Fair Value of Financial Instruments

               The Company's financial instruments consist primarily of cash, accounts payable, accrued expenses and loans from stockholder. The carrying amounts of such financial instruments, as reflected in the balance sheet, approximate their estimated fair value as of March 31, 2000 and December 31, 1999. The estimated fair value is not necessarily indicative of the amounts the Company could realize in a current market exchange or of future earnings or cash flows.

         Property and Equipment

               Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Gain or loss on disposition of assets is recognized currently. Repairs and maintenance, which do not extend the lives of the respective assets, are charged to expense as incurred. Major replacements or betterments are capitalized and depreciated over the remaining useful lives of the assets.

         Web Site Design

               Web site design includes costs incurred by the Company to develop the Company's web site. Pursuant to Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the Company has capitalized the costs incurred to develop the web site. Amortization is computed using the straight-line method over the estimated useful lives of the assets.

         Income Taxes

               The Company was taxed under the provisions of Subchapter S of the Internal Revenue Code up to the time of sale of common stock to a disqualified entity in 1999. Under the Subchapter S provisions, the Company generally does not pay federal corporate tax, but rather, the stockholders' share of income or loss is included in their individual tax returns. The Company terminated the S Corporation election effective March 19, 1999.

                       GIFTS OF LEARNING FOUNDATION, INC.
                                 d/b/a KIDS GOLF
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Income Taxes (Continued)

               The Company accounts for its income taxes using Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

         Revenue Recognition

               The Company recognizes revenue when merchandise is shipped to customers. Allowances for estimated returns are provided when sales are recorded.

         Advertising Costs

               Advertising costs are expensed as incurred. Advertising costs were approximately $15,000 (unaudited), $124,000 and $3,000 for the period ended March 31, 2000, December 31, 1999 and 1998, respectively.

         Stock-Based Compensation

               The Company accounts for stock-based compensation issued to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Compensation cost for stock options, if any, is measured as the excess of the estimated market price of the Company's stock at the date of grant or agreement in principle to grant the option, if earlier, over the amount the recipient must pay to acquire the stock.

               Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to retain its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123. The Company follows SFAS No. 123 in accounting for stock-based compensation issued to non-employees.

         Loss Per Common Share

               Loss per common share has been computed by dividing net loss by the weighted average shares outstanding. Diluted income per common share assumes exercising common stock equivalents granted. The Company has not granted any common stock equivalents.

                       GIFTS OF LEARNING FOUNDATION, INC.
                                 d/b/a KIDS GOLF
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Recent Accounting Pronouncements

               In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and No. 131, "Disclosures About Segments of an Enterprise and Related Information". SFAS No. 130 establishes standards for reporting and displaying comprehensive income, its components and accumulated balances. SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. Both SFAS No. 130 and SFAS No. 131 are effective for periods beginning after December 15, 1997. The Company adopted these new accounting standards in 1998, and their adoption had no effect on the Company's financial statements and disclosures.

               In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of the gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or
               (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. On June 30, 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." In June, 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133 as amended by SFAS No. 137 and 138 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

               Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on January 1, 2001 to affect its financial statements.

NOTE 2.  SUMMARY OF CERTAIN RISKS AND UNCERTAINTIES

         Development Stage Enterprise

               As described above, the Company was incorporated on June 16, 1993, and, since that time, has been primarily involved in organizational activities, developing a strategic plan for the marketing of its products, and raising capital. Planned operations, as described above, have not commenced to any significant extent. Accordingly, the Company is considered to be in the development stage, and the accompanying financial statements represent those of a development stage enterprise.

                       GIFTS OF LEARNING FOUNDATION, INC.
                                 d/b/a KIDS GOLF
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

NOTE 2.  SUMMARY OF CERTAIN RISKS AND UNCERTAINTIES (Continued)

         Going Concern Considerations

               The accompanying financial statements have been presented in accordance with generally accepted accounting principles, which assume the continuity of the Company as a going concern. However, as discussed above, the Company is in the development stage and, accordingly, has generated virtually no revenue to date and has incurred significant net losses in 1999 and 1998 and subsequent thereto. This condition raises substantial doubt as to the ability of the Company to continue as a going concern.

         Management's Plans

               Management's plans with regard to these matters include pursuing additional capital, increasing marketing and advertising for exposure to current markets, generating sales through sponsorships via e-commerce, and expanding its current product line.

               The eventual outcome of the success of management's plans cannot be ascertained with any degree of certainty. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 3.  INCOME TAXES

               The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 is an asset and liability approach for computing deferred income taxes.

               A reconciliation of income tax computed at the statutory federal rate to income tax expense (benefit) is as follows:

                                                   Three Months Ended          Year Ended
                                                         March 31,             December 31,
                                                     2000        1999        1999        1998
                                                  ---------   ---------   ---------   ---------
                                                 (Unaudited) (Unaudited)
Tax provision at the statutory rate of 34%        $ (64,000)  $(146,000)  $(458,000)  $ (37,000)
State income taxes, net of federal income tax        (5,000)    (26,000)    (40,000)     (3,000)
Loss as Subchapter S Corporation                         --     172,000     156,000      40,000
Other                                                    --          --       8,000          --
Change in valuation allowance                        69,000          --     334,000          --
                                                  ---------   ---------   ---------   ---------
Income tax expense                                $      --   $      --   $      --   $      --
                                                  =========   =========   =========   =========

                       GIFTS OF LEARNING FOUNDATION, INC.
                                 d/b/a KIDS GOLF
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

NOTE 3.  INCOME TAXES (Continued)

               The net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes are reflected in deferred income taxes. Significant components of the Company's deferred tax assets are as follows:

                                                    March 31,   December 31,
                                                      2000          1999
                                                   ---------     ---------
                                                  (Unaudited)
Benefit of net operating loss carryforwards        $ 172,000     $ 114,000
Stock-based compensation                             231,000       220,000
Less valuation allowance                            (403,000)     (334,000)
                                                   ---------     ---------
   Net deferred tax assets                         $      --     $      --
                                                   =========     =========

         The Company was taxed as a Subchapter S Corporation from inception (June 16, 1993) through March 19, 1999. At March 31, 2000 and December 31, 1999, the Company had net operating loss carryforwards for federal income tax purposes of approximately $464,000 (unaudited) and $308,000, respectively, which are available to offset future federal taxable income, if any, through 2019.

         As of March 31, 2000 and December 31, 1999, sufficient uncertainty exists regarding the realizability of these deferred tax assets and, accordingly, a 100% valuation allowance has been established.

NOTE 4.  PROPERTY AND EQUIPMENT

                                 Estimated Useful   March 31,    December 31,
                                   Lives (Years)      2000          1999
                                  -------------       ----          ----
                                                   (Unaudited)

Computer equipment                      5             $2,113        $2,113
Less accumulated depreciation                            387           246
                                                      ------        ------
                                                      $1,726        $1,867
                                                      ======        ======

               Depreciation expense for the three months ended March 31, 2000 and the year ended December 31, 1999 was $141 (unaudited) and $246, respectively.

                       GIFTS OF LEARNING FOUNDATION, INC.
                                 d/b/a KIDS GOLF
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

NOTE 5.  WEB SITE DESIGN COSTS

                                 Estimated Useful   March 31,    December 31,
                                   Lives (Years)      2000          1999
                                  -------------       ----          ----
                                                   (Unaudited)

Web site design costs                   2             $50,114      $50,114
Less accumulated amortization                          18,793       12,529
                                                      -------      -------
                                                      $31,321      $37,585
                                                      =======      =======

               Amortization expense for the three months ended March 31, 2000 and the year ended December 31, 1999 was $6,264 (unaudited) and $12,529, respectively.

NOTE 6.  COMMITMENTS AND CONTINGENCIES

         Leases

               The Company leases its facility under a one year operating lease expiring in April, 2000. Rent expense is approximately $1,450 per month.

         Employment Agreement

               During 1999, the Company entered into a no term employment agreement, which may be terminated by either party. The agreement provides, among other things, for an annual salary of approximately $45,000 and expense reimbursements.

         Consulting Agreements

               On October 25, 1999, the Company entered into a three year licensing agreement, payment due annually, with National Association of Junior Golfers ("NAJG"). NAJG grants the Company rights to use NAJG's trademark, name, mailing list and to receive exposure through the NAJG website. The cost of the license acquired is being amortized over the life of the agreement. As of March 31, 2000 (unaudited) and December 31, 1999, approximately $8,000 was included in other current assets as licensing fees.

               The remaining future payments due are as follows:

               Year ending December 31,
                  2000                                 $12,500
                  2001                                  15,000
                                                       -------
                                                       $27,500

                       GIFTS OF LEARNING FOUNDATION, INC.
                                 d/b/a KIDS GOLF
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

NOTE 7.  COMMON STOCK

               In 1993, the Company issued 1,000 shares of common stock in exchange for services with a value of $1,000. Subsequently, those 1,000 shares became 10,000,000 shares as a result of a 10,000 for 1 split authorized by the Board of Directors on November 25, 1998.

               During November 1998 to April 1999, the Company raised capital through the private placements of equity securities. The private placements of equity securities were exempt from registration in reliance on Rule 504 under Regulation D promulgated under the Securities Act of 1933. The common stock was offered by the Company without the services of a placement agent. The Company sold 1,000,000 shares at $1 per share.

               In March 1999, the Company issued 275,000 shares of common stock pursuant to two consulting agreements with consultants in payment of fees. During 1999, the Company issued 320,000 shares of common stock in exchange for services. The 595,000 shares issued were recorded at $1 per share as a charge to consulting fees, with a corresponding credit to additional paid-in capital.

               In January 2000, the Company issued 25,000 shares of common stock in exchange for services (unaudited). These shares were recorded at $1 per share as a charge to consulting fees, with a corresponding credit to additional paid-in capital.

                                    PART III

              ITEM 1. AND ITEM 2 INDEX AND DESCRIPTION OF EXHIBITS

Exhibit Number         Document and Description
--------------         ------------------------

     2.1               Articles of Incorporation

     2.2               Articles of Amendment to
                       Articles of Incorporation

     2.3               Bylaws

     6.1               Endorsement Contract between
                       National Association of Junior Golfers
                       and Gifts of Learning Foundation, Inc.

     6.2               Lease Agreement between Michael F.
                       Nicoladis and James A. Mallamo re
                       Office Facilities

     23.1              Consent of Rachlin Cohen & Holtz LLP -
                       Auditors to the Company

     27.1              Financial data schedule for the
                       year ended December 31, 1999

     27.2              Financial data schedule for the three
                       months ended March 31, 2000

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 2, 2000               GIFTS OF LEARNING FOUNDATION, INC.

                                    By: /S/ A. JAMES MALLAMO
                                       ---------------------------------
                                         A. James Mallamo
                                    Its: President

                                  EXHIBIT INDEX

EXHIBIT NUMBER    DOCUMENT AND DESCRIPTION
--------------    ------------------------
     2.1          Articles of Incorporation

     2.2          Articles of Amendment to Articles of Incorporation

     2.3          Bylaws

     6.1 Endorsement Contract between National Association of Junior Golfers and Gifts of Learning Foundation, Inc.

     6.2          Lease Agreement between Michael F. Nicoladis and James A.
                  Mallamo re Office Facilities

     23.1         Consent of Rachlin Cohen & Holtz LLP - Auditors to the Company

     27.1         Financial data schedule for the year ended December 31, 1999

     27.2         Financial data schedule for the three months ended
                  March 31, 2000